

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 7, 2023

Shirley Cheng
Chief Financial Officer
Network CN Inc.
Unit 705B, 7th Floor
New East Ocean Centre
9 Science Museum Road
TST, KLN, Hong Kong

> **Re: Network CN Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Response Dated August 17, 2023**
> **File No. 000-30264**

Dear Shirley Cheng:

　　We have reviewed your August 17, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2023 letter.

Form 10-K for Fiscal Year Ended December 31, 2022

Item I. Business, page 1

1.　　We note your response to comment 3 and reissue in part. We note your disclosure that the SAIC appears to have informed you that you "are not required to obtain the Advertising Operation Permit" and that as a result, you "are not required to obtain permit or approval from Chinese governing authorities to operate, other than [the] business license." As it appears that you have not relied on an opinion of counsel in coming to the conclusion that you are not required to obtain any other permits or approvals from Chinese authorities to operate, please revise your disclosure to explicitly state that you did not rely upon an opinion of counsel.

2. We note your response to comment 4 and reissue in part. Please revise the cross-references accompanying the summary risk factors related to your operations in Hong Kong and China to specifically include the <u>individual title</u> of the relevant risk factor. In this regard, we note that the current cross-references use a general subsection heading versus the actual individual risk factor titles.

Please contact Rucha Pandit at (202) 551-6022 or Donald Field at (202) 551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services